■ EX-99.1.
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: POSCO MEXICO Human Tech S.A. de C.V.
— Total Asset (KRW) : 4,254,930
— Total Equity (KRW): 4,254,930
— Total Liabilities (KRW): —
— Total Capital (KRW): 4,254,930
— Purpose of the company : service providing
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 77
5. Date of Addition: July 13, 2007
6. Others
— POSCO invests 80% equity of POSCO MEXICO Human Tech S.A. de C.V.
— The above amount is applied with the exchange rate (~~W~~/$:918.00) on July 13, 2007.